*AP 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15049348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2015 WASH., D.C.

SEC FILE NUMBER
8-67973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Risk Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean Curnutt (212) 287-2640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street (Address) Philadelphia (City) NY (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I Dean Curnutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Risk Advisors LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACRO RISK ADVISORS, LLC

ANNUAL AUDITED REPORT

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2014

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Macro Risk Advisors, LLC

We have audited the accompanying statement of financial condition of Macro Risk Advisors, LLC (a New York limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Macro Risk Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Macro Risk Advisors, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

BBD, LLP

Philadelphia, Pennsylvania
March 1, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/14 [99]
SEC FILE NO. 8-67973 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 2,940,941	200			$ 2,940,941	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	1,820,853	300	$ 1,954,402	550	3,775,255	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	100,055	424				
E. Spot commodities		430			100,055	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	49,319	735	49,319	930
12. **TOTAL ASSETS**	$ 4,861,849	540	$ 2,003,721	740	$ 6,865,570	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC as of 12/31/14

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	2,037,028	1205		1385	2,037,028	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of...... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of...... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 2,037,028	1230	$	1450	$ 2,037,028	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners) $ [1020])	4,828,542	1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital		1793
D. Retained earnings	( )	1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 4,828,542	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 6,865,570	1810

OMIT PENNIES

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Macro Risk Advisors, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009.

MRA is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors. The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner. MRA is a wholly owned subsidiary of Macro Holdings, LLC (the ***"Parent"***), and is a member of the Securities Investor Protection Company (***"SIPC"***) and Financial Industry Regulatory Authority (***"FINRA"***).

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled.

Investments and cash equivalents are recorded at fair value ***(See Note 3)***.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2014 the Company established an allowance of $239,000 for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment is computed on the straight-line method with estimated useful lives of 5 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease.

Income Taxes

The Company is a limited liability company and a wholly-owned subsidiary of the Parent which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2014, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

(2) ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2014:

Billed	$	973,180.00
Unbilled		1,220,222
		2,193,402
Less: Allowance for doubtful accounts		(239,000)
	$	1,954,402

(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted market prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Money market	$100,055	$ -	$ -	$100,055

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $2,822,820 and net capital requirements of $135,802. The percentage of aggregate indebtedness to net capital was 72.16%.

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 4, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains a cash account with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(6) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on March 2, 2015. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in our current period financial statements.

(7) LEASE COMMITMENTS

The Company has entered into an operating lease through its holding company for office space in New York under a seven-year lease which expires in August 2021. The lease requires to pay the proportionate share of taxes and electricity. Rent expense for the year ended December 31, 2014 was $234,374. Future minimum rental payments under this lease agreement are as follows: $382,486 in 2015, $391,092 in 2016, $405,861 in 2017, $433,035 in 2018, $454,985 in 2019, and $779,987 thereafter.